U.S. SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


1.      Name and Address of Reporting Person*

        Dwyer         Edward                    Neal
        (Last)        (First)                 (Middle)

        10 Oceana Way
         (Street)

        Norwood                    MA           02062
        (City)                  (State)          (Zip)


2.      Date of Event Requiring
        Statement
        (Month/Day/Year)

        3/6/03

3.      IRS or Social Security
        Number of Reporting
        Person (Voluntary)

4.      Issuer Name and Ticker or Trading Symbol

        Elcom International, Inc. - ELCO

5. Relationship of Reporting Person to Issuer (Check all applicable)

            __  Director                  __ 10% Owner

            X   Officer (give             __ Other (specify
                title below)                        below)

                          Vice President, Finance

6.      If Amendment, Date of
        Original
        (Month/Day/Year)


7.      Individual or Joint/Group
        Filing

        (Check applicable line)
        Form filed by One
        Reporting Person
        Form filed by More than
        One Reporting Person

            Table I -- Non-Derivative Securities Beneficially Owned

1. Title of     2. Amount of Securities   3. Ownership Form:  4. Nature of
   Security        Beneficially Owned        Direct (D) or       Indirect
   (Instr. 4)      (Instr. 4)                Indirect (1)        Beneficial
                                             (Instr. 5)          Ownership
                                                                 (Instr. 4)
Common Stock,
$.01 par value            -0-


*    If the Form if filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder:  Report on a separate line for each class of  securities  beneficially owned directly or indirectly.

                                                                          (Over)
                                                                 SEC 1473 (3/91)
                                                                     Page 1 of 3

                            (Print or Type Responses)

    Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of     2. Date                 3. Title and            4. Conver-      5. Owner-       6. Nature of
Derivative      Exercisa-               Amount of               sion or         ship Form       Indirect
Security        ble and Expi-           Securities              Exercise        of Deriv-       Beneficial
(Instr. 4)      ration Date             Underlying              Price of        Ative           Ownership
                (Month/Day/             Derivative              Deri-           Security:       (Instr. 5)
                Year)                   Security                vative
                                        (Instr. 4)

                Date       Expira-      Title     Amount                        Security
                Exercis-   tion                   or Num-                       Direct
                able       Date                   ber of                        (D) or Indirect
                                                  Shares                        (I)
                                                                                (Instr. 5)


Stock Options   8/31/00    8/31/09      Common     5,000        $3.8125         D
(Right to Buy)    (6)                   Stock
(1)

Stock Options   4/17/01    4/17/10      Common      2,500       $4.6407         D
(Right to Buy)    (7)                   Stock
(2)

Stock Options   12/21/01  12/21/10      Common      5,000       $1.1719         D
(Right to Buy)    (8)                   Stock
(3)

Stock Options   6/25/02    6/25/11      Common      5,000       $1.68           D
(Right to Buy)    (9)                   Stock
(4)

Stock Options   9/7/02      9/7/11      Common      5,000       $0.85           D
(Right to Buy)   (10)                   Stock
(4)

Stock Options   4/12/03    4/12/12      Common     14,000      $0.445           D
(Right to Buy)   (11)                   Stock
(5)

Stock Options   7/26/03    7/26/12      Common     14,000       $0.20           D
(Right to Buy)   (12)                   Stock
(3)

Stock Options   2/13/04    2/13/13      Common     100,000      $0.08           D
(Right to Buy)    (13)                  Stock
(5)

Stock Options   2/13/04    2/13/13      Common     100,000       $0.08          D
(Right to Buy)    (13)                  Stock
(1)


Explanation of Responses:

(1) Granted in tandem with tax withholding rights pursuant to the 1997 Stock Option Plan of Elcom International, Inc. which complies with Rule 16b-3.

(2) Granted in tandem with tax withholding rights pursuant to the 2000 Stock Option Plan of Elcom International, Inc. which complies with Rule 16b-3.

(3) Granted in tandem with tax withholding rights pursuant to the 2001 Stock Option Plan of Elcom International, Inc. which complies with Rule 16b-3.

(4) Granted in tandem with tax withholding rights pursuant to the 2002 Stock Option Plan of Elcom International, Inc. which complies with Rule 16b-3.

(5) Granted in tandem with tax withholding rights pursuant to the 1996 Stock Option Plan of Elcom International, Inc. which complies with Rule 16b-3.

    Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of     2. Date                 3. Title and            4. Conver-      5. Owner-       6. Nature of
Derivative      Exercisa-               Amount of               sion or         ship Form       Indirect
Security        ble and Expi-           Securities              Exercise        of Deriv-       Beneficial
(Instr. 4)      ration Date             Underlying              Price of        Ative           Ownership
                (Month/Day/             Derivative              Deri-           Security:       (Instr. 5)
                Year)                   Security                vative
                                        (Instr. 4)

                Date       Expira-      Title     Amount                        Security
                Exercis-   tion                   or Num-                       Direct
                able       Date                   ber of                        (D) or Indirect
                                                  Shares                        (I)
                                                                                (Instr. 5)

Explanation of Responses:

(6) Options become exercisable commencing on 8/31/00. Options vest over four years in annual increments of 15%, 20%, 30% and 35%. As of the date of this filing, 2,500 options had vested.

(7) Options become exercisable commencing on 4/17/01. Options vest over four years in annual increments of 15%, 20%, 30% and 35%. As of the date of this filing, 875 options had vested.

(8)  Options became exercisable in full on 12/21/01.

(9) Options become exercisable commencing on 6/25/02. Options vest over two years in annual increments of 35% and 65%. As of the date of this filing, 1,750 options had vested.

(10) Options become exercisable commencing on 9/7/02. Options vest over two years in annual increments of 35% and 65%. As of the date of this filing,1,750 options had vested.

(11) Options become exercisable commencing on 4/12/03. Options vest over two years in annual increments of 35% and 65%.

(12) Options become exercisable commencing on 7/26/03. Options vest over two years in annual increments of 35% and 65%. (13) Options become exercisable commencing on 2/13/04. Options vest over three years in annual increments of 30%, 30% and 40%.



** Intentional misstatements or omissions of facts constitute
Criminal Federal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                        /s/ Neal Dwyer            3/12/2003
                                **Signature of Reporting Person      Date

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                            (Print or Type Response)

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                                                                 SEC 1473 (3/91)